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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                               Register.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   75914G 10 1
                      -------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
 IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY
                           VALID OMB CONTROL NUMBER.

                               Page 1 of 6 pages

CUSIP NO. 75914G 10 1
---------- ---------------------------------------------------------------------
       1.  Name of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Peter A. Forman
           .....................................................................
---------- ---------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group
           (a)                                                               [ ]

           (b)                                                               [X]
---------- ---------------- ----------------------------------------------------
       3.  SEC Use only ........................................................

---------- -------------------------------------- ------------------------------
       4.  Citizenship or Place of Organization   United States
                                                  .............................
----------------- ----- -------------------- -----------------------------------
                    5.  Sole Voting Power         1,864,684*
                                                  .............................
Number of         ----- ------------------------ -------------------------------
Shares              6. Shared Voting Power        -0-
Beneficially                                      ..............................
Owned by          ----- ------------------------ -------------------------------
Each                7. Sole Dispositive Power     1,864,684*
Reporting                                         ..............................
Person With:      ----- ---------------------------- ---------------------------
                    8. Shared Dispositive Power   -0-
                                                  ..............................
---------- ---------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each Reporting
          Person                                  1,864,684*
                                                  .............................

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares .....

      11.  Percent of Class Represented by Amount in Row (9)
                       7.8% based on shares outstanding as of December 31, 2004.
                       .........................................................
---------- ---------------------------------------------------------------------
      12. Type of Reporting Person IN

* Represents (i) 15,995 shares of common stock held by Mr. Forman, (ii) options to purchase 195,047 shares of common stock that are immediately exercisable or exercisable within 60 days of December 31, 2004, (iii) warrants to purchase
308,515 shares of common stock, and (iv) 1,345,127 shares of common stock held by Forman Capital Management, LLC, of which Mr. Forman is the Managing Member.

                               Page 2 of 6 pages

CUSIP NO. 75914G 10 1
---------- ---------------------------------------------------------------------
       1.  Name of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Forman Capital Management, LLC
           .....................................................................
---------- ---------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group
           (a)                                                               [ ]

           (b)                                                               [X]
---------- ---------------- ----------------------------------------------------
       3.  SEC Use only
                        ........................................................
---------- ---------------- ----------------------------------------------------
       4.  Citizenship or Place of Organization   United States
                                                  ..............................
----------------- ----- -------------------- -----------------------------------
                    5.  Sole Voting Power         1,345,127
                                                 ...............................
Number of         ----- -------------------- -----------------------------------
Shares              6. Shared Voting Power        -0-
Beneficially                                      ..............................
Owned by          ----- ------------------------ -------------------------------
Each                7. Sole Dispositive Power     1,345,127
Reporting                                         ..............................
Person With:
                  ----- ---------------------------- ---------------------------
                    8. Shared Dispositive Power   -0-
                                                  ..............................
---------- ------------------------------------------------------------------ --
       9. Aggregate Amount Beneficially Owned by Each Reporting
          Person                                  1,345,127
                                                  ..............................

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares .....

      11.  Percent of Class Represented by Amount in Row (9)
                      5.6 % based on shares outstanding as of December 31, 2004.
                      ..........................................................
---------- ---------------------------------------------------------------------
      12. Type of Reporting Person                CO
                                                  ..............................
---------- ---------------------------------------------------------------------

                               Page 3 of 6 pages

ITEM 1.

     (a)  Name of Issuer
               Register.com, Inc.

     (b)  Address of Issuer's Principal Executive Offices
               575 Eighth Avenue
               8th Floor
               New York, NY 10018

ITEM 2.

     (a)  Name of Person Filing
               This statement is filed by and on behalf of: (i) Peter A. Forman and (ii) Forman Capital Management, LLC, of which Mr. Forman is the Managing Member.

     (b)  Address of Principal Business Offices or, if none, Residence
               The business address for Mr. Forman is:
               c/o Register.com, Inc.
               575 Eighth Avenue, 8th Floor
               New York, New York 10018

               The business address for Forman Capital Management, LLC is:
               130 Shore Rd.
               Port Washington, New York
               11050

     (c)  Citizenship
               United States (Peter A. Forman); Delaware (Forman Capital
               Management, LLC)

     (d)  Title of Class of Securities
               Common Stock, Par Value $0.0001 per share.

     (e)  CUSIP Number
               75914G 10 1

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR
          240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
          Not applicable.

ITEM 4.   OWNERSHIP

          See Items 5-11 of cover sheets hereto.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
          Not applicable.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
          THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
          Not applicable.

ITEM 10.  CERTIFICATION
          Not applicable.

                                Page 4 of 6 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

February 14, 2005

                                             By: /s/ Peter A. Forman
                                                 -------------------------------
                                                 Peter A. Forman

                                             Forman Capital Management, LLC

                                             By: /s/ Peter. A. Forman
                                                 -------------------------------
                                                 Peter A. Forman
                                                 Managing Member

                               Page 5 of 6 pages

                                                     EXHIBITS

Exhibit I      Joint Filing Agreement, dated February 14, 2002 among the
               signatories to this Schedule 13G (Incorporated by reference to the Schedule 13G filed on February 13, 2003).

                               Page 6 of 6 pages